July 10, 2012

VIA EDGAR AND
FEDERAL EXPRESS

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.

Attention:  Heather Clark

RE:	Littlefield Corporation
Form 10-K for the year ended December 31, 2011
Filed March 27, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 11, 2012
No. 333-92060

Dear Ms. Clark:

We are responding to your letter dated June 19, 2012, concerning the referenced filing.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Linda Cvrkel
July 10, 2012

The following numbered responses correspond to the numbered comments in your June 19, 2012 letter.

Annual Report on Form 10-K for the year ended December 31, 2011
Managements Discussion and Analysis of Financial Condition and Results of Operations, page 8

1.
We refer to your letter dated October 14, 2009 in response to our prior comment 1 that you would revise future filings to disclose your critical accounting estimates. However, we note no such disclosure in your Form 10-K for the year ended December 31, 2011. In this regard, please revise to include a section in MD&A with your critical accounting estimates. Please ensure that your critical accounting estimates disclosure (i) provides greater insight into the quality and variability of the information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and us reasonably likely to change to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future filings accordingly. For example, we note that you recognized goodwill and asset impairment charges during fiscal 2011 which were material to your results of operations. In this regard, we would expect to see expanded disclosure surrounding the estimates and assumptions used by management in assessing impairment of it’s indefinite lived intangible and long-lived assets under ASC 350 and 360, respectively. Please provide us with your proposed disclosure in your response.

Response:  We propose to use the following additional disclosure in our MD&A, beginning with the 10-Q for the second quarter ended June 30, 2012.

Critical Accounting Estimates

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Our critical accounting policies and estimates are those that depending upon the circumstances may affect our financial statements materially and involve difficult, subjective or complex judgments by management.

Linda Cvrkel
July 10, 2012

Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results may be materially different from the estimates.

Valuation of long-lived and intangible assets

We assess the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable and at least annually. In accordance with FASB ASC 350, Intangibles – Goodwill and Other, goodwill is tested for impairment on an annual basis, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. Goodwill is deductible for tax purposes in certain jurisdictions. We have defined a single operating segment in that the Company’s operations share similar economic characteristics, similar customers, among other characteristics.

Factors considered important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;
•	significant changes in the manner of our use or disposal of the acquired assets or the strategy for our overall business; and
•	significant negative industry or economic trends

When it is determined that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate. Material differences may result in the amount and timing of our expenses for any period if we made different judgments or utilized different estimates or if actual results varied materially from our estimates used in the impairment review.

Accounting for income taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position or our results of operations. In estimating future tax consequences, expected future events are considered other than enactments of changes in tax laws or rates.

Linda Cvrkel
July 10, 2012

Estimating allowances and loss contingencies

We recognize probable losses based upon estimates for certain items including collectability of our accounts and legal matters, when such losses are considered probable of being incurred and are reasonably estimable. We periodically evaluate available information, both internal and external, relative to such allowances and contingencies and adjust as necessary in the circumstances. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss. Material differences may result in the amount and timing of our loss if we made different judgments or utilized different estimates or if actual results varied materially from our estimates.

Regarding estimates and assumptions used in assessing impairment, see Response to Comment 7, below.  The only impairment recorded in 2011 related to disposition of two specific assets and not to estimates and assumptions of fair value regarding any segment or reporting unit.

Income (Loss) from Continuing Operations, page 10

2.
We note that the non-GAAP measure adjusted income (loss) from continuing operations on page 10 appears to represent the same measure as income (loss) excluding noted items on page 11. Please revise for consistency. In addition, please ensure that you disclose why the measure is useful to investors in accordance with the Item 10 (e)(1)(i)(C) of Regulation S-K. Your quarterly reports should be similarly revised.

We believe that the difference in wording on pages 10 and 11, which you noted, is not substantive, especially when viewed in the context written.  The phrase, “adjusted for the noted items above, adjusted income (loss) from continuing operations,” is used at the bottom of page 10 as part of the same discussion in which the table ending in the line “income (loss) excluding noted items” appears at the top of page 11, and the table on page 11 labeled “Income (loss) from continuing operations” simply provides detail for the approximate figures used on page 10. (Italics added.)

However, for additional clarity, in future filings we will use the exact same wording in our narrative and in the reconciliation table of GAAP to non-GAAP measure.

Management uses this non-GAAP measure because we believe that including the non-GAAP results assists investors in assessing the Company’s operational performance and, relative to the Company’s historical financial performance, to enable comparability between periods, as is disclosed on page 10.  In future filings, we propose to add that we believe investors would find it useful for the same reason.

Linda Cvrkel
July 10, 2012

In addition, in accordance with Item 10(e)(1)(i)(C) of Regulation S-K, we will add disclosure to the following effect in future filings:

Management considers such non-GAAP results to be an important supplemental measure of its performance, but the Company presents these non-GAAP results as a complement to results provided in accordance with GAAP.  These results should not be regarded as a substitute for GAAP.

Financial Statements, page F-1

Consolidated Balance sheets, page F-3

3.
We note from your balance sheet that accrued expenses represent approximately 57% of total current liabilities at December 31, 2011. Please revise the notes to the financial statements to separately disclose the nature of each amount that is greater than 5% of total current liabilities. See guidance in Rule 5-02(20) of Regulation S-X.

Response: We disclosed in Note 4 – Write-offs and charges that contract termination costs totaling $206,982 was included in Accrued Expenses and provided a year-to-year reconciliation. In addition to the amount of contract termination costs, we propose to disclose in tabular form accrued property taxes and compensation costs in all future filings.

The amounts of accrued contract termination costs, property taxes and compensation costs and other accrued expenses are summarized in the table below:

	2011	2010
Accrued contract termination costs	$ 206,982	$ 141,029
Accrued compensation costs	208,696	288,807
Accrued property taxes	201,689	44,229
Other accrued expenses	429,537	399,096
Total Accrued expenses	$ 1,046,904	$ 873,161

Consolidated Statements of Cash flows, page F-7

4.
We note the financing activities line item “payments on notes payable, legal settlements, and capital leases.” Please tell us the nature and amount of the legal settlements. Your response should include the reason such amounts are appropriately classified as a financing activity and provide references to authoritative accounting literature that support the basis for your conclusions.

Linda Cvrkel
July 10, 2012

Response: The classification “Payments on notes payable, legal settlements and capital leases” includes payments on a note payable to a commercial bank which was arranged to fund the payoff of a legal settlement in 2006. This event was disclosed in Note 15 – Commitments and Contingencies to our Form 10-KSB for the year ended December 31, 2006, filed with the SEC on April 2, 2007. The expenses associated with the settlements and legal fees were appropriately charged to expense in prior years.  In future filings, we will remove the caption “legal settlements and capital leases” from the Consolidated Statement of Cash Flows as this is no longer necessary, since the payments shown as financing activities are related solely to the notes described in Note 7 – Long Term Debt.

Notes to consolidated Financial Statements, page F-9
General

5.
We note from your disclosure in Note 4 that during 2011 you wrote-down the carrying amount of goodwill in the amount of $316,308 and leasehold improvements in the amount of $72,434. Please revise your notes to the financial statements to include the disclosures set forth in ASC-820-10-50 for all assets and liabilities that are measured at the fair value on either a recurring or non-recurring basis.

Response:  The Company does not have financial assets measured at fair value on a recurring basis, such as investments in marketable securities such as money market funds, commercial paper or derivatives, which give rise to the additional disclosures set forth in ASC 820-10-50. As noted in our MD&A – Market Risk, the Company holds its funds in cash and certificates of deposit generally insured by the FDIC.  The carrying value of cash, net accounts receivable and accounts payable contained in the Consolidated Balance Sheets approximates fair value.

The impairment recorded in 2011 was not the result of any estimates or measurements suggested by ASC 820-10-50, but instead related to the closing of two bingo halls whose leases had expired.  See Response to Comment 7, below.  Because the fair value measurements suggested by ASC 820-10-50 did not come into play for this impairment, we do not believe it would be appropriate to include the disclosures that are suggested by that guidance. Future filings will comply with your comment as required.

Note 2- Acquisitions and Reorganizations, page F-12

6.
We note from your disclosure in Note 2 that it appears that you consider the acquisitions made during 2011 to be immaterial. However, the aggregate amount paid for the acquisitions in 2011 is not clear and based on the amount of cash paid for property, plant & equipment and goodwill intangibles as presented on the statement of cash flows, and the issuance of the note payable as disclosed at the bottom of the statement of cash flows, we believe the amount may be material in the aggregate. Please tell us the amount paid (in cash and issuance of note payable) for the 2011 acquisitions. If the

Linda Cvrkel
July 10, 2012

amount is material in the aggregate (even if each acquisition is individually not material) we believe that the disclosures required by ASC 805-10-50, 805-20-50 and 805-30-50 should be included in the notes to the financial statements. Please advise or revise accordingly.

Response:

In 2011, the Company completed three acquisitions for a total cost of approximately $929,000, consisting of cash payments of $317,000 and notes payable of $612,000.

Our acquisitions nearly always involve discrete purchases of existing bingo halls. As it is a regular part of our business to buy or develop bingo halls, these purchases are within the ordinary course of business. The confidential purchases are nearly always separate negotiations, in which the purchase of one hall is not related to any other purchase in terms of the sellers and the terms of sale.

In most cases, acquisitions of these businesses are structured as asset purchase agreements and there are insignificant amounts of physical assets acquired. For example, for all three acquisitions the estimated fair value of property, plant and equipment in these three acquisitions was $53,000.   We consider both quantitative and qualitative factors in assessing materiality.  We also consider the total aggregate value of acquisitions in relation to factors, including among others, the Company’s total assets.  In 2011, we concluded that the confidential acquisitions were not material either individually or in the aggregate.

Note 4- Write-Offs and Charges, page F-14

7.
We note that during 2011 you wrote-down the carrying value of goodwill in the amount of $316,308 as part of the normal annual revenue of goodwill and other intangible assets in light of actual financial performance, changed economic conditions and certain bingo hall closures in the fourth quarter. Please tell us, and revise the notes to the financial statements to disclose the method of determining the fair value of the associated reporting unit (whether based on quoted market prices, prices of comparable businesses or nonprofit activities, a present value or other valuation technique, or a combination thereof). See guidance ASC 350-20-50-2. Additionally, if there are any reporting units that are at risk of failing step one of the impairment test, please revise your Critical Accounting Estimates section of MD&A to include the following disclosures for each of these reporting units:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Amount of goodwill allocated to the reporting unit;
•	Description of the methods and key assumptions used and how the key assumptions were determined;

Linda Cvrkel
July 10, 2012

•	Discussion of the degree of uncertainty associated with the key assumptions.
•	The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
•	Description of potential events and /or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:  The $316,308 write off was all due to the closing of two bingo halls during the fourth quarter of 2011.  Note 4 to the financial statements also notes that the Company also performed a “normal annual review of goodwill and other intangibles in light of actual financial performance [and] changed economic conditions,” in accordance with GAAP.  However, the write off was entirely due to these bingo hall closures in the fourth quarter.  We also disclosed this in Part I Item 1 – Business, that, the Company recorded an asset impairment charge of approximately $389,000 reflecting the write-down of the carrying value of goodwill and certain other intangible assets associated with closing two bingo halls whose leases expired in accordance with the terms of those leases.  This included the $316,308 goodwill impairment and $72,434 in lease improvements on the expired leases.

We researched the accounting treatment for the closures in FASB ASC 350-20-35 Intangibles—Goodwill and Other – Subsequent Measurement.  FASB ASC 350-20-35-54 and 55 provided guidance on the goodwill write-off.  The two closed businesses were in a remote location and not integrated  into the  Company.  These two bingo halls were not relocated prior to their lease terminations, as we usually do to preserve the cash flow to the Company from these businesses.  ASC 350-20-35-54 and 55 suggest that, where a business to be disposed of was not integrated into the reporting unit, the current carrying amount of acquired goodwill (in this case, $316,308) is included in  the carrying amount of the business to be disposed of.  Thus, this impairment did not result from our standard annual impairment testing but from unique circumstances of the closed businesses.  For that reason, we valued the impairment of goodwill at $316,308.

Except for the impairment noted above resulting from the disposal of these two businesses, no other impairment was identified in our assessment in 2011 or 2010 and therefore no additional disclosure was determined as necessary.  Accordingly, we believe that the disclosure in Note 4, especially when read in conjunction with the disclosure of the closure of the businesses contained in Part I, Item 1, is sufficient.

No reporting units were at risk of failing step 1 of the impairment test in 2011.

Linda Cvrkel
July 10, 2012

Note 5 – Property and Equipment, page F-14

8.	We note from your disclosure on the statement of cash flow that $1,036,353 was used for the purchase of property and equipment during fiscal 2011. However, it appears from your disclosures in Note

5 that the gross amount of property and equipment only increased by $255,935 between December 31, 2010 and December 31, 2011.  Please explain to us how you recorded the property and equipment purchased during 2011.  As part of your response,  please tell us the amount of any property and equipment that was disposed of during 2011 and tell us where the proceeds related to the sales, in any, are included in the statement of cash flows.

Response: In accordance with our accounting policy, we record property, plant and equipment at cost, and in 2011 an immaterial amount of PP&E acquired in acquisitions (approximately $53,000) was recorded at fair value at the date of acquisition  in accordance with FASB ASC 805 Business Combinations.

The $780,418 difference between the $1,036,353 of cash used for the purchase of property, plant and equipment and the increase of $255,935 in the gross value of property, plant and equipment derived from the information in Note 5 was attributed to:
•
Disposals with a gross value of $791,545, mainly related to the closure of two bingo halls whose leases expired in accordance with the terms of those leases disclosed in Part I - Item 1 Business, and the relocation of a bingo hall during the year, and

•	PP&E purchased in exchange for note payable in the amount of $11,127.

The net value associated with these disposals was appropriately expensed.

The proceeds related to the sales of assets was a nominal amount of approximately $5,000 and therefore was not separately classified on the cash flow statement.  Rather, the proceeds related to sales of assets were included in the (Gain) loss on sale of equipment line.

Note 7 – Long-Term Debt, page F-16

9.
We note from page F-17 that a waiver was obtained at December 31, 2011 for noncompliance with a financial covenant.  Please tell us the nature of the covenant violation and how such violation impacted the classification of the related debt at December 31, 2011.   As part of your response, please indicate the period for which the lender has provided you with a waiver of the covenant violation and indicate the next date or period in which you must comply. Also, please indicate the likelihood that you will be able to comply with this covenant at the next measurement date.  Refer to the guidance outlined in ASC 470-10-45-1.  We may have further comment upon receipt of your response.

Linda Cvrkel
July 10, 2012

Response: The Company was required to maintain a debt service coverage ratio which was not achieved for the  2011 annual measurement period.

The lender provided a waiver for the prior measurement period and also reduced the required debt service coverage ratio for subsequent measurement periods.

The violation did not change the classification of related debt.

We complied with the amended covenant at the next quarter’s measurement period.

Note 9 – Income Taxes, page F-18

10.
Reference is made to the reconciliation of your effective tax rate to the statutory federal income tax rate and the reconciling item titled “other” in the amount of $288,120 for 2011.  Given the significance of the reconciling item, please explain to us in greater detail its nature, and revise the notes to the financial statements to include further disclosure of significant amounts.

Response:  In Note 9, “Other” mainly represents the effect of expired net operating loss carry forwards which are carried as a deferred tax asset. As we note in Note 9, the entire deferred tax asset, including the carry forward, has been in the past fully allowed for as it does not meet the “more likely than not” criteria for recognition. As disclosed in Note 9 – Income Taxes, the remaining net operating loss carry forwards for federal income tax purposes of approximately $13.8 million will begin expiring in the year 2017. This reflects tax code changes which lengthened the time period before our remaining carry forwards expire.  These also have been allowed for. We believe that the disclosure in Note 9 is sufficient given that it represents a combination of several other items which were previously allowed for as disclosed in our Note and therefore have no substantive effect on our financial statements. However, in future filings we will explain the larger reconciling items.

Note 11 – Stock Based Compensation

11.
We note from your disclosure in Note 11 that you made grants of stock options in both 2010 and 2011, however it appears that you have disclosed the assumptions used to value the options granted only in 2011.  Please revise to disclose the significant assumptions used during the year to estimate fair value of share-based compensation awards for each year in which an income statement is provided.  See guidance in ASC 718-10-50-2(f).

Response: The assumptions used in 2010 were identical to those used in 2011.  In light of the fact that no significant change in assumptions was made between 2010 and 2011, we do not believe that revision of the financial statements to include this disclosure would substantively improve the quality of disclosure.  However, in future filings we will include disclosures of assumptions for each period in which fair value of awards is estimated.

Linda Cvrkel
July 10, 2012

Quarterly Report on Form 10-Q for the quarter ended March 31, 2012

Financial Statements, page 2
Notes to Consolidated Financial Statements (unaudited), page 7
Note 7 – Earnings per Share, page 9

12.
We note that stock options to acquire 607,660 shares of common stock were excluded from the diluted earnings per share calculations at March 31, 2012 due to such options being antidilutive.  We further note that 220,253 options were included in the diluted earnings per share calculation. Given that you have 3,534,910 stock options outstanding at March 31, 2012 per note 8, please tell us how the remaining 2,706,997 stock options affected your diluted earnings per share calculation.  Future filings should be revised to include all outstanding options and the effect of such options on earnings per share.

Response: As shown in the table below the total of 3,534,910 outstanding stock options was included in calculating the diluted weighted average shares outstanding in accordance with FASB ASC 260 Earnings Per Share.

Vested out of money options were excluded as anti-dilutive. Vested in the money options were converted to common stock equivalents using the treasury stock method.

Unvested share-based payment options were converted to common share equivalents using the treasury stock method with the assumed proceeds from these unvested share-based payment options to be the sum of (a) the amount, if any, the employee must pay upon exercise, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits, if  any, that would be credited to additional paid in capital assuming exercise of the options.

Future filings will comply with your comment by adding language to include the number of unvested share-based payment options excluded when their effect is anti-dilutive.

Linda Cvrkel
July 10, 2012

Category of options	Description	Number of options	Common stock equivalent, if dilutive, using treasury stock method	Comment
Vested	Out of money	607,660	---	Anti-dilutive
	In the money	1,083,500	220,253

	Total vested	1,691,160	220,353

Unvested	Total unvested	1,843,750	---	Anti-dilutive

Outstanding	Total	3,534,910	220,253

Forms 8-K filed March 8, 2012 and April 26, 2012

13.
We note that you disclose the non-GAAP performance measure “net income (loss) excluding noted items” in your Form 8-K.  We also note that on page 8 you reconcile this measure to the GAAP based performance measure operating income.  However, in light of the fact that it appears you are using this measure as an alternative “net income” measure, we believe that the most directly comparable measure would be net income, rather than operating income. Please revise accordingly.

Response: When comparing 2011 to 2010 for the periods reported in the earnings release, we believe that the comparable GAAP  measure is income (loss) from continuing operations and presented a table to describe the reconciliation to this measure.   To simplify the year-to-year comparative analysis we focused on continuing operations to remove the effect of the discontinued operations recorded in 2010.

However, for additional clarity, in future filings we will use the exact same wording in our narrative and in the reconciliation table of GAAP to non-GAAP measure.

The focus on continuing operations is reflected extensively throughout our filings in our year-to-year comparative discussion of 2011 and 2010 in our Form 10-K MD&A, GAAP to non-GAAP reconciliations and discussion in our Form 8-K.

Fiscal 2011 should be the final year where our presentation has focused on “continuing operations,” because we did not have discontinued operations in 2011 and do not expect to have discontinued operations in 2012.  Thus, in future earnings reports, we expect to use net income as the comparable measure in our required presentation of two years of financial statements as a smaller reporting company.

Linda Cvrkel
July 10, 2012

We trust that the information contained in the letter completely responds to your comments. Please do not hesitate to contact us if you have questions or require additional information.

Very truly yours,

/s/ Richard S. Chilinski

Richard S. Chilinski
EVP and CFO
Littlefield Corporation
2501 North Lamar Boulevard
Austin, Texas 78705
512-476-5141 PH
rchilinski@littlefield.com